Exhibit 12.2
Wisconsin Public Service Corporation
Ratio of Earnings to Fixed Charges and
Ratio of Earnings to Fixed Charges and Preferred Dividends

						2004
(Millions)	2003	2002	2001	2000	1999	6 months
EARNINGS
Earnings on common stock	$78.9	$83.1	$80.6	$70.4	$67.1	$44.4
Federal and state income taxes	45.7	46.8	43.9	40.1	38.0	24.4

Net pretax income	124.6	129.9	124.5	110.5	105.1	68.8
Income from less than 50% equity investees	6.0	6.6	6.3	-	-	3.5
Distributed earnings of less than 50% equity investees	4.3	5.4	3.3	-	-	2.3

Fixed charges	38.8	41.2	39.3	37.7	33.6	20.0

Subtract preference dividend requirement	4.8	4.8	4.7	4.8	4.8	2.5

Total earnings as defined	$156.9	$165.1	$156.1	$143.4	$133.9	$85.1

FIXED CHARGES
Interest on long-term debt, including related amortization	$27.8	$27.2	$24.1	$21.6	$21.9	$15.0
Other interest	4.9	7.9	9.2	10.1	5.6	1.8
Interest factor applicable to rentals	1.3	1.3	1.3	1.2	1.3	0.7

Fixed charges before preferred dividend requirement	$34.0	$36.4	$34.6	$32.9	$28.8	$17.5

Ratio of earnings to fixed charges	4.6	4.5	4.5	4.4	4.6	4.9

Preferred dividends (grossed up) (see below)	$4.8	$4.8	$4.7	$4.8	$4.8	$2.5

Total fixed charges including preferred dividend	$38.8	$41.2	$39.3	$37.7	$33.6	$20.0

Ratio of earnings to fixed charges and preferred dividends	4.0	4.0	4.0	3.8	4.0	4.3

PREFERRED DIVIDEND CALCULATION:

Preferred dividends	$3.1	$3.1	$3.1	$3.1	$3.1	$1.6

Tax rate	35.6%	35.0%	34.4%	35.3%	35.2%	34.9%

Preferred dividends (grossed up)	$4.8	$4.8	$4.7	$4.8	$4.8	$2.5